EXHIBIT 99.1

Foremost Lithium Appoints Bal Bhullar as Chief Financial Officer and Corporate Secretary

25-Year Senior Management with Extensive EV Industry Experience to Lead Financial Initiatives

VANCOUVER, British Columbia, Sept. 07, 2023 (GLOBE NEWSWIRE) -- Foremost Lithium Resource & Technology Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost Lithium”, “Foremost” or the “Company”), a North American hard-rock lithium exploration company, today announced that it has appointed Ms. Bal Bhullar as its Chief Financial Officer and Corporate Secretary effective September 07, 2023. Ms. Bhullar succeeds Cyrus Driver who is leaving the Company to pursue other interests.

Ms. Bhullar has more than 25 years’ experience in senior financial positions, risk management experience as an executive and/or board director, in both public and private companies. Most recently, she served as CFO and executive board member at ElectraMeccanica (Nasdaq: SOLO), where she was responsible for managing the financial initiatives essential to the company’s growth.

“We are delighted to welcome Bal to our executive leadership team as CFO and look forward to her contributions to accelerating our growth,” said Jason Barnard, President and Chief Executive Officer of Foremost Lithium. “Her entrepreneurial spirit, outstanding work ethic, and vast networks are assets that will undoubtedly have an immediate and substantial impact on our Company. We anticipate her accomplished background in finance and capital markets will help generate long-term shareholder value as we execute to become a key contributor to the North American EV revolution.”

Ms. Bhullar’s involvement at ElectraMeccanica was instrumental through its evolution in scaling an EV manufacturer from its early stages through its NASDAQ listing, which will complement Foremost in its recent up-listing onto the NASDAQ. She is a Chartered Professional Accountant, Certified General Accountant, and holds a CRM designation from Simon Fraser University and a diploma in Financial Management from British Columbia Institute of Technology. Ms. Bhullar brings strong banking relationships and is experienced with increasing market capitalization, raising capital, corporate governance, ESG, diversity, financial & strategic planning, initial public offerings, reverse takeovers, operational & risk management, and regulatory compliance reporting.

“I am excited to join Foremost Lithium at this important juncture in the Company’s evolution,” said Ms. Bhullar. “Drawing on my depth of experience with Nasdaq-listed companies, I will focus on integrating robust financial management systems and enhancing the Company’s corporate governance. I look forward to joining this talented team and contributing to the Company’s immense growth opportunity.”

Foremost Lithium’s Board of Directors and management team wishes to thank Cyrus Driver for his service and notable contributions. Mr. Driver has played a significant role in the Company’s transition and the Company is appreciative of all his efforts and wishes him continued success.

Pursuant to the provisions of the Company’s stock option plan, the Company wishes to grant a total of 155,000 incentive stock options exercisable at $6.60 per share, of which 85,000 will be exercisable for a period of five (5) years from the date of grant and 70,000 will be exercisable for a period of three (3) years from the date of grant, to certain directors, officers and consultants as incentive for the services provided to the Company in accordance with the Company's Stock Option Plan and the policies of the Canadian Securities Exchange.

About Foremost Lithium

Foremost Lithium (NASDAQ: FMST) (CSE: FAT) (FSE: F0R0) (WKN: A3DCC8) is a hard-rock lithium exploration company focused on empowering the North American clean energy economy. Foremost’s strategically located lithium properties extend over 43,000 acres in Snow Lake, Manitoba, and hosts a property in a known active lithium camp situated on over 11,400 acres in Quebec called Lac Simard South.

Foremost’s four flagship Lithium Lane Projects as well as its Lac Simard South project are located at the tip of the NAFTA superhighway to capitalize on the world's growing EV appetite, strongly positioning the Company to become a premier supplier of North America's lithium feedstock. As the world transitions towards decarbonization, the Company's objective is the extraction of lithium oxide (Li₂O), and to subsequently play a role in the production of high-quality lithium hydroxide (LiOH), to help power lithium-based batteries, critical in developing a clean-energy economy. Foremost Lithium also has the Winston Gold/Silver Property in New Mexico USA. Learn More at www.foremostlithium.com.

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Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" (as defined under applicable securities laws), based on management's best estimates, assumptions, and current expectations. Such statements include but are not limited to, statements with respect to the plans for future exploration and development of the Company's properties and the acquisition of additional exploration projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "expects", "expected", "budgeted", "forecasts", "anticipates" "plans", "anticipates", "believes", "intends", "estimates", "projects", "aims", "potential", "goal", "objective", "prospective", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those expressed or implied by such statements, including but not limited to: risks related to the receipt of all necessary regulatory and third party approvals for the proposed operations of the Company's business and exploration activities, risks related to the Company's exploration properties; risks related to international operations; risks related to general economic conditions, actual results of current exploration activities, unanticipated reclamation expenses; changes in project parameters as plans continue to be refined; fluctuations in prices of commodities including lithium and gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in reserves; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in the completion of exploration, development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in jurisdictions in which the Company operates. . Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The forward-looking statements and forward-looking information are made as of the date hereof and are qualified in their entirety by this cautionary statement. The Company disclaims any obligation to revise or update any such factors or to publicly announce the result of any revisions to any forward-looking statements or forward-looking information contained herein to reflect future results, events, or developments, except as require by law. Accordingly, readers should not place undue reliance on forward-looking statements and information. Please refer to the Company's most recent filings under its profile at www.sedar.com for further information respecting the risks affecting the Company and its business.

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostlithium.com

Investor Relations
Michael Kim or Brooks Hamilton
MZ North America
+1 (737) 289-0835
FMST@mzgroup.us